Exhibit 99.2

Sphere 3D Reports Third Quarter 2022 Financial Results and Operational Updates

TORONTO, Ontario, Canada, November 10, 2022 - Sphere 3D Corp. ("Sphere 3D" or the "Company") (NASDAQ: ANY), dedicated to becoming the leading carbon-neutral Bitcoin mining company operating at an industrial scale, is pleased to announce financial results for the quarter ended September 30, 2022.

Comments from Sphere 3D CEO, Patricia Trompeter

"During the third quarter, Sphere 3D made enormous strides.  The task of transforming the Company and positioning it for long-term success is advancing steadily.

"As a result of the growth of our mining fleet and our transformation efforts, our operating costs and general and administrative expenses were significantly higher in the third quarter compared to the year-ago period.  These are primarily non-cash expenses, including depreciation and amortization expenses related to our new mining equipment.

"We were finally successful in securing the delivery of all 4,026 miners held by U.S. Customs for an extended period.  The eventual energization of the additional miners would increase our Bitcoin production capacity by the equivalent of about 400 PH/s, or about 400%, over our capacity levels at the end of the third quarter.  The energization of these miners was delayed by Compute North's bankruptcy.  We are now working with the companies operating Compute North's Granbury, Texas facility to get the miners energized as soon as possible.

"After the close of the third quarter, on October 20, 2022, we announced the successful restructuring of the Company's agreement with BitFuFu.  Under the new agreement, we will accelerate the delivery of about 1.2 EH/s of S19j Pros by applying all outstanding deposits paid by Sphere 3D toward the nearly immediate delivery of miners.  The new agreement also relieves Sphere 3D from the contractual obligation to purchase additional exahash at above-market rates.  Importantly, the agreement eliminates substantial penalties due to BitFuFu because of the contract changes.

"We continue to engage with industry partners, advisors, and shareholders to maximize the efficiency of our operation, clean up our balance sheet, and stabilize earnings in preparation for the full deployment of our mining fleet.  We are nearing the completion of several strategic initiatives that have been underway, and the tireless work of our team is starting to show meaningful results.  We will continue to fine-tune our operations and financial structure to maximize the value the Company can generate for investors."

Third Quarter 2022 Financial Results:

• The Company recorded revenues of $1.4 million during the quarter, including digital mining revenues of $0.8 million from the production of 36.6 bitcoin, compared with revenues of $1.0 million in the prior-year period.  During the quarter, the Company sold 7.8 Bitcoin to fund operations.

• Operating costs and expenses for the quarter totaled $11.7 million, compared to $3.6 million for the third quarter of 2021.  The increase in operating costs and expenses is primarily attributable to higher depreciation and amortization of $7.4 million due to the addition of digital mining assets, compared to $0.5 million for the third quarter of 2021.

• The contract with NuMiner Global, Inc. (NuMiner) was canceled late in the second quarter of 2022.  During the third quarter, the Company recorded a $10.0 million provision for losses on the deposit related to the contract.

• The Company recorded a net loss of $20.5 million, or $0.31 per share, during the quarter, compared to a net loss of $2.6 million, or $0.07 per share, for the third quarter of 2021.

Nine Months Ended September 30, 2022, Financial Results:

  The Company generated revenues of $4.6 million and $2.9 million during the first nine months of 2022 and 2021, respectively.  The $1.7 million increase in revenue is primarily due to the addition of $2.7 million in revenues from our digital mining operation, offset by a decrease of $1.0 million in product and service revenue.  The total Bitcoin mined by the Company since the launch of the mining program through September 30, 2022, totaled 91.9 Bitcoin.  For the nine months ending September 30, 2022, the Company sold 13.81 Bitcoin to fund operations.

  Operating costs and expenses for the first nine months of 2022 totaled $45.5 million, compared to $10.2 million for the first nine months of 2021.  The increase in operating costs and expenses is primarily attributable to depreciation and amortization of $21.3 million compared to $0.8 million in the first nine months of 2021 as well as an increase of $7.7 million in share-based compensation related to awards granted to a former executive, in addition to $4.9 million in professional services associated with the Company's expansion into the digital mining industry.

  The net loss available to common shareholders for the first nine months of 2022 was $75.9 million, or a net loss of $1.15 per share, compared to a net loss available to common shareholders of $8.2 million, or a net loss of $0.41 per share, in the first nine months of 2021.

Third Quarter Corporate Developments

Sphere 3D secured delivery of an additional 4,026 S19j Pros from U.S. Customs during the quarter.  This grows the potential production capacity of the Company's mining fleet from approximately 1,000 S19j Pros miners delivering about 100 PH/s to approximately 5,000 S19j Pros miners with the potential to deliver a production capacity of about 500 PH/s once all miners are installed and energized.

The 4,026 miners secured from U.S. Customs have been delivered to the hosting facility.  As a result of Compute North's bankruptcy, Sphere 3D is now working directly with the new owner and operator of the facility to get the Company's miners energized and producing as soon as possible.

During the third quarter, the Company received notification from Nasdaq that the Company is not in compliance with Nasdaq Marketplace Rule 5550(a)(2) for continued inclusion on The Nasdaq Capital Market due to the bid price for the Company's common stock closing below $1.00 for 30 consecutive business days.  The Company's common stock will remain listed on The Nasdaq Capital Market at this time.  In the meantime, the Company is evaluating all options to regain compliance with the Nasdaq minimum bid price Rule while it remains focused on executing its business strategy.

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators.  Sphere 3D is dedicated to increasing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction.  In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions.  Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov.  These forward-looking statements are based on current expectations, which are subject to change.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch, CFO, Sphere 3D

Investor.relations@sphere3d.com

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended		Nine Months Ended September 30,
	September 30,		September 30,
	2022	2021	2022	2021
Revenues:	(Unaudited)		(Unaudited)

Digital mining revenue	$787	$-	$2,745	$-
Service and product revenue	569	1,041	1,904	2,875
Total revenues	1,356	1,041	4,649	2,875

Operating costs and expenses:
Cost of digital mining revenue	553	-	1,527	-
Cost of service and product revenue	296	460	996	1,281
Sales and marketing	236	287	731	998
Research and development	139	297	392	803
General and administrative	2,930	2,018	19,687	6,320
Depreciation and amortization	7,408	524	21,257	835
Impairment of digital assets	138	-	908	-
Total operating expenses	11,700	3,586	45,498	10,237
Loss from operations	(10,344)	(2,545)	(40,849)	(7,362)
Other income (expense):
Provision for deposit on mining equipment	(10,000)	-	(10,000)	-
Forgiveness of note receivable	-	-	(13,145)	-
Impairment of investments	-	-	(12,429)	-
Interest expense	-	(1)	-	(516)
Interest income and other (expense) income, net	(58)	146	687	225
Loss before income taxes	(20,402)	(2,400)	(75,736)	(7,653)
Provision for income taxes	121	-	121	-
Net loss	(20,523)	(2,400)	(75,857)	(7,653)
Dividends on preferred shares	-	168	-	530
Net loss available to common shareholders	$(20,523)	$(2,568)	$(75,857)	$(8,183)

Net loss per share:
Basic and diluted	$(0.31)	$(0.07)	$(1.15)	$(0.41)
Shares used in computing net loss per share:
Basic and diluted	67,024,070	34,327,302	65,682,868	20,004,425

SPHERE 3D CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	September 30,	December 31,
	2022	2021
	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	$4,149	$54,355
Digital assets	1,462	-
Restricted cash	206	-
Accounts receivable, net	218	181
Notes receivable	5,510	1,859
Other current assets	17,766	22,027
Total current assets	29,311	78,422
Notes receivable	-	11,988
Investments	7,520	19,949
Mining equipment, net	36,194	-
Intangible assets, net	44,947	63,017
Other assets	92,567	102,548
Total assets	$210,539	$275,924

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$4,095	$5,208
Other long-term liabilities	1,091	1,090
Total shareholders' equity	205,353	269,626
Total liabilities and shareholders' equity	$210,539	$275,924